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SUPPL

WestJet Announces September Traffic Results

Reporting twelve consecutive months of increased capacity and load factor

CALGARY, Alberta. October 5, 2006. Today WestJet announced its traffic statistics for September 2006 with available seat miles (ASMs) increasing 17% to 1,086.2 million, up from 926.4 million in September 2005. Year to date, ASMs have increased 15% to 9,209.6 million, up from 7,985.2 million in the same nine-month period in 2005.

WestJet's load factor for September 2006 was 75.2%, compared with 70.9% in September 2005, an increase of 4.3 percentage points. During the first nine months of 2006, the company's load factor increased 4.7 percentage points to 79.2% compared with 74.5% during the same period in 2005.

"We are pleased to finish our third quarter with strong performance results including favourable traffic statistics. September marks the twelfth consecutive month, based on year-over-year comparison, that WestJet increased capacity, measured in available seat miles, and at the same time experienced increases in load factor, indicating that our fleet deployment strategy is working to our advantage," commented WestJet's President, Sean Durfy. "As we head into the fourth quarter, we are also encouraged by the recent decline in the price of fuel which should continue to assist in our industry-leading financial performance."

Revenue passenger miles (RPMs) for September 2006, increased 24% to 817.4 million, up from 656.7 million in September 2005. Year to date, RPMs increased 22% to 7,289.5 million from 5,950.8 million in the same period in 2005.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 33-city North American network. Named Canada's most respected corporation for customer service in 2005, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

- 30 -

For additional information, please contact:

WestJet Media Relations:
Gillian Bentley, 403-444-2615



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WestJet Reports Record Third Quarter Earnings

Company's Year-to-date Net Earnings Increase 283 Per Cent to $88 Million

CALGARY, Alberta. October 26, 2006. WestJet today announced its best quarter in history, reporting record net earnings of $52.8 million, an increase of 74.5 per cent compared to $30.3 million in the third quarter 2005. The first nine months of 2006 resulted in net earnings of $88.0 million, an increase of 283.3 per cent over $23.0 million in 2005.

Earnings per share was also record-breaking at 41 cents, as compared to 24 cents in the three months ended September 30, 2005; while record year-to-date earnings per share increased to 68 cents from 18 cents in the same period 2005.

This is the fifth-consecutive quarter we concurrently increased capacity, yield and load factor from the respective prior-year quarter. Increases in these three areas, once again illustrate our ability to grow our network while attracting guests.

Revenues grew this quarter to $502.6 million, an increase of 23.8 per cent, compared to $406.1 million in the same period in 2005. Year-to-date revenue grew to $1.3 billion, an increase of 28.1 per cent, compared to $1.0 billion in 2005.

Results for this quarter were outstanding across several key measures. Some highlights include:

- Revenue per available seat mile (RASM) grew 5.6 per cent for the quarter from 14.4 cents to 15.2 cents; and 10.9 per cent for the year to 14.3 cents from 12.9 cents in 2005
- Load factor for the quarter increased to 80.5 per cent from 78.6 per cent, an increase of 1.9 points. These gains occurred while capacity, measured in ASMs, increased to 3.31 billion from 2.82 billion, a 17.3 per cent increase
- Year-to-date load factor increased to 79.2 per cent, compared to 74.5 per cent in the same nine-month period in 2005, an increase of 4.7 points. September 2006 represented the twelfth consecutive month of growth in load factor
- Cost per available seat mile (CASM), including fuel, increased to 12.5 cents from 12.4 cents in 2005, an increase of less than one per cent. Excluding fuel, CASM for the third quarter, at an average stage length of 850 miles, decreased by 1.1 per cent to 8.9 cents from 9.0 cents, as a result of a continued company-wide focus on cost control
- Although average trip length for the quarter increased to 1,154 miles compared to 1,128 miles for third quarter 2005, yield (measured as revenue per revenue passenger mile) increased to 18.9 cents, up from 18.3 cents in same period 2005. Year to date, yield increased to 18.0 cents from 17.3 cents in 2005

- Fleet grew to 62 registered aircraft, operating a total of 63 charter and scheduled destinations in Canada, the United States and the Caribbean

- Ancillary revenue, including buy-on-board food, liquor, headsets, service fees and pay-per-view grew by 65 per cent from $13.4 million in 2005 to $22.1 million for the third quarter 2006

- Industry-leading performance this quarter included on-time performance of 87.7 per cent and a near perfect completion rate of 99.7 per cent

- The total number of common and variable voting shares outstanding as at September 30, 2006 was 129,578,305, compared to 129,240,797 on September 30, 2005

Sean Durfy, President of WestJet, commented today on the results, "It is with great pride that I represent the WestJet executive team and deliver the positive news that WestJet finished the third quarter with solid financial and operational performance.

"The results are a record for WestJet. We reported net earnings of $52.8 million, an increase of 74.5 per cent compared to $30.3 million in the third quarter of 2005. When combined with the strong results from the first two quarters of the year, our year-to-date net earnings grew to $88.0 million, a strong increase of 283.3 per cent from 2005's $23.0 million.

"A significant accomplishment for this quarter was our ability to control costs. CASM, excluding fuel, was down 1.1 per cent this quarter. This was a result of prudent cost management in all areas of the organization; the cost efficiency of operating and maintaining our fleet of Boeing Next-Generation 737 aircraft; and our use of technology, including self-serve kiosks and web check-in.

"In addition to growing our financial numbers and controlling costs, we continue to experience a significant increase in our brand health and our guest loyalty measures, which continue to be key drivers in our growth equation and something each WestJet employee works towards increasing.

"It is never one person that builds the spirit and strength of a company and we are grateful for our more than 5,000 people who continue to commit their time and energy to making this airline a success. As we accept the honour of being named Canada's most admired corporate culture for the second year in a row, we are all pleased to recognize the hard work and enthusiasm of our entire organization.

"WestJet is a solid and established company with an entrepreneurial spirit which has shaped the success WestJet enjoys today. As we move forward, we have both the leadership and experience of the founding team, as well as new executives who bring with them a fresh energy and vision that will carry this company to the next level."

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada.

Third Quarter 2006 Management's Discussion and Analysis of Financial Results

Forward-looking Information

Certain information set forth in this document, including management's assessment of WestJet's future plans and operations, contains forward-looking statements. These forward-looking statements typically contain the words "anticipate", "believe", "estimate", "intend", "expect", "may", "will", "should", or other similar terms. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond WestJet's control, including the impact of general economic conditions, changing domestic and international industry conditions, volatility of fuel prices, terrorism, currency fluctuations, interest rates, competition from other industry participants (including new entrants, and generally as to capacity fluctuations and pricing environment), labour matters, government regulation, stock-market volatility and the ability to access sufficient capital from internal and external sources. Readers are cautioned that management's expectations, estimates, projections and assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. WestJet's actual results, performance or achievements could differ materially from those expressed in, or implied by, these forward-looking statements.

Additional information relating to WestJet, including Annual Information Forms and financial statements, is located on SEDAR at www.sedar.com.

To supplement its consolidated financial statements presented in accordance with Canadian generally accepted accounting principles ("GAAP"), the Company uses various non-GAAP performance measures, including available seat mile ("ASM"), cost per available seat mile ("CASM") defined as operating expense divided by available seat miles, revenue per available seat mile ("RASM") defined as total revenue divided by available seat miles, and revenue per revenue passenger mile ("yield") defined as total revenue divided by revenue passenger miles. These measures are provided to enhance the user's overall understanding of the Company's current financial performance and are included to provide investors and management with an alternative method for assessing the Company's ongoing operations and to provide a more consistent basis for comparison between quarters. These measures are not in accordance with or an alternative for GAAP and may be different from measures used by other companies.

Quarterly unaudited financial information

(In millions except per share data)

	Three Months Ended			
	Sep. 30 2006	Jun. 30 2006	Mar. 31 2006	Dec. 31 2005
Total revenues	$ 503	$ 425	$ 388	$ 368
Net earnings	$ 53	$ 22	$ 13	$ 1
Basic earnings per share	$ 0.41	$ 0.17	$ 0.10	$ 0.01
Diluted earnings per share	$ 0.41	$ 0.17	$ 0.10	$ 0.01

	Three Months Ended			
	Sept. 30 2005	Jun. 30 2005	Mar. 31 2005	Dec. 31 2004 (1)
Total revenues	$ 406	$ 326	$ 295	$ 274
Net earnings (loss)	$ 30	$ 2	$ (10)	$ (46)
Basic earnings (loss) per share	$ 0.24	$ 0.02	$ (0.08)	$ (0.37)
Diluted earnings (loss) per share	$ 0.23	$ 0.02	$ (0.08)	$ (0.37)

(1) Includes writedown of $47,577,000 related to 200-series fleet impairment

Third Quarter Summary

We completed the quarter with strong revenue and operating results stimulated by the demand for our industry-leading service as well as a company-wide effort to control costs. Our third quarter 2006 net earnings rose to $52.8 million, 74.5 per cent higher than in the third quarter of 2005. Year to date, net earnings improved by 283.3 per cent, from $23.0 million in 2005 to $88.0 million in the current year. Higher guest revenues, created by increased capacity, higher load factor and stronger yield and our persistent focus on cost control, drove growth in our net earnings during the current period.

This is the fifth-consecutive quarter we concurrently increased capacity, yield and load factor from the respective prior-year quarter. The synchronized increase in these three areas once again illustrates our ability to grow our network while attracting incremental guests to experience our exceptional guest-centred service.

Despite an increase of 9.3 per cent in our price of jet fuel per litre since the third quarter of 2005, our operating cost per available seat mile, including fuel, grew at a rate of just under one per cent. This was achieved through the improved efficiency and utilization of our new Next-Generation aircraft and our employees' efforts to contain controllable expenditures. Excluding fuel, our third quarter operating cost per available seat mile decreased by 1.1 per cent.

Highlights

We experienced many highlights during this quarter, including higher load factors and stronger yield. We expanded our fleet by five 600-series aircraft secured by a final commitment from the Export Import Bank of the United States ("Ex-Im Bank"), bringing our total registered fleet size to 62 aircraft, as at September 30, 2006. We also finalized leasing terms for four Boeing 737 aircraft for delivery in 2007 and 2008.

During this quarter, we reorganized our executive team and welcomed a new member to our Board of Directors. We appointed Sean Durfy to President of the airline while Clive Beddoe maintains his role as Chief Executive Officer and Chairman of the Board. Mr. Durfy has been an active part of our company and corporate culture for the past two years in his role as Executive Vice-President of Marketing, Sales and Airport Operations. We welcomed three new members to

our executive team: Bob Cummings was appointed Executive Vice-President, Guest Experience and Marketing; Dr. Hugh Dunleavy became Executive Vice-President, Commercial Distribution; and Ken McKenzie is our Executive Vice-President, Operations. All three individuals have proven track records within the company and are strong and welcome additions. They join our existing executive team who are active in our continuous commitment to our culture and low-cost structure. We also welcomed Mr. Brett Godfrey, co-founder and Chief Executive Officer of Virgin Blue Airlines, to our Board of Directors in August 2006.

Operational performance

	Three months ended Sep 30 2006	Three months ended Sep 30 2005	% increase (decrease)
Available seat miles	3,310,271,095	2,821,051,988	17.3%
Revenue passenger miles	2,663,252,640	2,217,846,200	20.1%
Load factor	80.5%	78.6%	2.4%
Revenue per passenger mile (cents)	18.9	18.3	3.3%
Revenue per available seat mile (cents)	15.2	14.4	5.6%
Cost per passenger mile (cents)	15.5	15.8	(1.9%)
Cost per available seat mile (cents)	12.5	12.4	0.8%
Fuel consumption (litres)	163,679,642	144,380,341	13.4%
Fuel cost/litre (cents)	72.8	66.6	9.3%
Segment guests	2,956,996	2,522,782	17.2%
Average stage length	850	811	4.8%
Number of full time equivalent employees at quarter end	4,903	4,208	16.5%
Fleet size at quarter end	62	57	8.8%
Aircraft available for use	62	57	8.8%

	Nine months ended Sep 30 2006	Nine months ended Sep 30 2005	% increase (decrease)
Available seat miles	9,209,620,042	7,985,225,263	15.3%
Revenue passenger miles	7,289,503,110	5,950,820,464	22.5%
Load factor	79.2%	74.5%	6.3%
Revenue per passenger mile (cents)	18.0	17.3	4.0%

Revenue per available seat mile (cents)	14.3	12.9	10.9%
Cost per passenger mile (cents)	15.9	16.4	(3.0%)
Cost per available seat mile (cents)	12.6	12.2	3.3%
Fuel consumption (litres)	452,357,964	418,470,602	8.1%
Fuel cost/litre (cents)	70.6	61.0	15.7%
Segment guests	8,278,592	6,974,081	18.7%
Average stage length	835	805	3.7%
Number of full time equivalent employees at quarter end	4,903	4,208	16.5%
Fleet size at quarter end	62	57	8.8%
Aircraft available for use	62	57	8.8%

Operational performance for this quarter was highlighted with improvements in our revenue per available seat mile (RASM). RASM, for this quarter, increased to 15.2 cents from 14.4 cents in third quarter 2005, an increase of 5.6 per cent. RASM, a key indicator for managing our revenue, is calculated through a combination of load factor and yield.

We experienced an increase in our guest volumes, as evidenced by an increase of almost two points in our load factor for the third quarter of 2006, compared to the same quarter in 2005. We saw a 4.7 point increase in our year-to-date 2006 load factor, compared to the same period in 2005. Our increase in load factor during these periods is a notable accomplishment given that we grew our capacity by 17.3 per cent in the third quarter and 15.3 per cent in the first three quarters of 2006, compared to the respective periods in the previous year. At the same time, we successfully grew our third quarter yield to 18.9 cents from 18.3 cents over the same three months last year; and increased our yield to 18.0 cents for the first nine months of 2006 from 17.3 cents in the 2005 comparative period.

Our higher yield is partly attributed to fare increases sustained by a healthy revenue environment but is also due to the success of our revenue management process. During the third quarter, our average trip length increased from 1,128 to 1,154 miles, such that on a trip length adjusted basis, our yields improved by approximately four per cent.

Our ability to achieve a balance between yield and load factor is a challenging and important component to the success of our operations. This challenge is made more difficult during times of significant capacity growth. Assuming yield and seat capacity remain constant; we estimate the sensitivity of revenue to a one point change in guest load factor is $22.3 million per annum while a one percent change in yield, on the same basis, is $17.5 million. Despite the complexities, our revenue management capabilities have largely contributed to our achieving improved yields and load factors.

During this quarter, we provided more long-haul flights to U.S. destinations than we did one year ago, causing our average stage length to increase to 850 miles from 811 miles in the comparative period last year. For the same reason, we flew an average stage length of 835 miles in the first nine months of 2006 as compared to 805 miles in the same period in 2005.

The third quarter is typically one of the busiest periods in our business, as there is a seasonal increase in demand for leisure travel to visit friends and families or to enjoy Canadian vacation destinations during the summer. To manage the inherent variability in air travel and to maximize our resources, we strive to allocate our capacity within our network with the seasonal demand.

Income Statement

Revenue

Revenue per available seat mile (cents)	Three months ended Sep 30 2006	Three months ended Sep 30 2005	% increase (decrease)
Guest revenues	13.7	13.0	5.4%
Charter and other	1.4	1.3	7.7%
Interest income	0.1	0.1	0.0%
	15.2	14.4	5.6%

Revenue per available seat mile (cents)	Nine months ended Sep 30 2006	Nine months ended Sep 30 2005	% increase (decrease)
Guest revenues	12.5	11.0	13.6%
Charter and other	1.7	1.8	(5.6%)
Interest income	0.1	0.1	0.0%
	14.3	12.9	10.9%

We grew our guest revenues by $85.2 million in the three months ended September 30, 2006 to $453.5 million, up from $368.3 million in the third quarter of 2005. We increased our 2006 year-to-date guest revenues to $1.1 billion from $879.7 million in the same period last year. The increase in guest revenues can be attributed to modest fare increases; and a stronger demand for the WestJet brand and air travel in general.

While we focus on sustainable cost management to improve our financial performance, we also expand alternative revenue channels to complement our primary revenue generating activity of providing scheduled flight services. WestJet Vacations is our most recent and significant endeavour in this area. This wholly owned subsidiary of WestJet Airlines Ltd., was launched in the second quarter of this year and offers travellers the ability to plan their vacation, including hotels, car rentals, attractions and insurance, in one convenient package. During the quarter, we enhanced this valuable service by introducing a website dedicated to travel agents. Bookings

through WestJet Vacations have been strong to date and we are confident that this revenue channel will continue to grow.

Unit costs

Cost per available seat mile (cents)	% of Expenses Three months ended Sep 30 2006	Three months ended Sep 30 2006	Three months ended Sep 30 2005	% increase (decrease)
Aircraft fuel	28.9%	3.6	3.4	5.9%
Airport operations	15.6%	2.0	1.9	5.3%
Flight operations and navigational charges	15.1%	1.9	1.8	5.6%
Sales and marketing	9.9%	1.2	1.2	0.0%
Depreciation and amortization	7.1%	0.9	0.9	0.0%
Interest expense	4.5%	0.6	0.5	20.0%
General and administration	4.3%	0.5	0.6	(16.7%)
Inflight	4.3%	0.5	0.5	0.0%
Aircraft leasing	4.3%	0.5	0.7	(28.6%)
Maintenance	4.0%	0.5	0.6	(16.7%)
Guest services	2.0%	0.3	0.3	0.0%
	100.0%	12.5	12.4	0.8%

Cost per available seat mile (cents)	Nine months ended Sep 30 2006	Nine months ended Sep 30 2005	% increase (decrease)
Aircraft fuel	3.5	3.2	9.4%
Airport operations	2.1	2.0	5.0%
Flight operations and navigational charges	1.8	1.7	5.9%
Sales and marketing	1.2	1.1	9.1%
Depreciation and amortization	0.9	1.0	(10.0%)
Interest expense	0.5	0.5	0.0%
General and administration	0.6	0.6	0.0%
Inflight	0.5	0.5	0.0%
Aircraft leasing	0.6	0.6	0.0%
Maintenance	0.6	0.7	(14.3%)
Guest services	0.3	0.3	0.0%
	12.6	12.2	3.3%

Our high-efficiency and low-cost philosophy is rooted throughout our entire operation and is the key to successfully managing our financial results, through an often difficult and challenging high-cost environment.

To achieve our objectives, we strive to contain controllable costs, partly by improving productivity and efficiencies throughout our Company. The higher efficiency of our single-type fleet plays a fundamental role to help offset uncontrollable cost pressures, mainly related to fuel. In the third quarter of 2006, our aircraft were deployed into revenue service, on average, for 11.8 block hours per day as compared to 11.1 block hours per day in the same period in 2005, a utilization increase of 6.3 per cent. For the first nine months of this year, our aircraft utilization was 11.8 block hours per day versus 11.2 block hours per day in the first three quarters of 2005, an increase of 5.4 per cent. Increasing the productivity of our aircraft allows us to generate incremental revenue from higher utilization and spread our fixed costs over more flight hours.

Excluding the cost of fuel, our third quarter CASM decreased by 1.1 per cent to 8.9 cents per ASM from 9.0 cents in the same period last year. Our year-to-date CASM, excluding fuel, increased by 1.1 per cent to 9.1 cents in the first nine months of the year from 9.0 cents during the first three quarters of 2005.

During the third quarter, we experienced an increase of 9.3 per cent in our cost of fuel per litre and a weighted average increase of 6.8 per cent in airport rates and fees, as compared to the same period one year ago. At the same time, our total operating CASM, including fuel, grew at a slower pace of 0.8 per cent, remaining almost flat at 12.5 cents from 12.4 cents in the same prior-year period. This is a notable accomplishment when we take into consideration the record-high fuel price environment we have been operating in over the past three months.

Overall, changes in our total unit operating costs during the quarter was primarily a result of higher fuel, airport, flight operations and interest costs, which were offset by reduced maintenance, aircraft rental and general and administration expenses.

Fuel

Our third quarter fuel cost per ASM increased by 5.9 per cent, compared to the same quarter in 2005, and grew by 9.4 per cent in the first nine months of 2006 compared to the same period in 2005.

Oil prices continued to rise steadily during the quarter to an average WTI US $70.44 per barrel from an average WTI US $63.08 per barrel in the same quarter last year, impacting our third quarter CASM by almost three per cent. Although oil prices have fallen, since reaching a record high in July 2006, they still remain at historically elevated levels.

Our investment in new Next-Generation aircraft, with improved fuel efficiency, helps us combat uncertainties in rising fuel costs. We further enhanced the effectiveness of our fleet by adding blended winglet technology on our larger 737-700 and 737-800 aircraft. As a result of operating a high fuel-efficiency fleet, our CASM associated with fuel has increased at a slower rate of 5.9 per cent during the quarter than our 9.3 per cent increase in our cost per litre to purchase fuel in the same quarter.

Airport operations

Our unit costs per ASM associated with airport operations increased by 5.3 per cent from 1.9 cents in the third quarter of 2005 to 2.0 cents in the third quarter of this year; with a similar increase in our year-to-date airport unit costs. A significant driver of this increase can be attributed to the higher landing fees we incur on our larger Next-Generation aircraft compared to that of our older 737-200 series aircraft.

In addition, we have further enhanced our network, since this same period one year ago, by flying to more American destinations, and allocating more capacity to Canada's largest air travel market, Toronto. Although these destinations carry higher airport landing and terminal fees, these network enhancements were necessary to meet the needs of our guests and have proven to be successful.

Flight operations and navigational charges

Costs per ASM for our third quarter flight operations and navigational charges increased by 5.6 per cent to 1.9 cents per unit, from 1.8 cents per unit in the same quarter last year; and grew by 5.9 per cent in the first nine months of 2006 from the comparative prior-year period.

In the first quarter of this year, we amended our pilot agreement to allow for more flexibility and choices in our pilot compensation plan by offering the alternative of receiving various levels of cash in lieu of stock options. In the first year of this new agreement, we will be incurring both a cash expense and stock based compensation expense related to options granted in 2006 under the old pilot agreement. As such, we incurred expenses of $3.8 million for this quarter and $6.4 million year to date 2006, for those pilots that elected to receive cash, rather than a certain portion of stock options, in 2007.

Sales and marketing

During the first nine months of 2006, our sales and marketing expenses per ASM increased by 9.1 per cent from 1.1 cents to 1.2 cents in the same period this year. To better leverage our travel agent distribution channel, we offered travel agents higher incentives to encourage them to book their customers on WestJet. This distribution channel comprised approximately 37 per cent of our total net bookings in the third quarter of 2006, an increase of 9.7 per cent since the same period last year, and approximately 37 per cent in the current year-to-date period, compared to approximately 34 per cent in the first nine months of 2005.

Despite this increase in travel agent commissions, we were able to control our other costs related to sales and marketing. Our successful cost-control efforts in this area are reflected in our third quarter sales and marketing unit costs, which remained stable at 1.2 cents per ASM from the comparative period in 2005.

Depreciation and amortization

Our depreciation and amortization unit costs remained constant at 0.9 cents per ASM from the third quarter of last year and decreased by 10.0 per cent when comparing the first nine months

of this year to the same period last year. The year-to-date decrease resulted from a one-time adjustment required as a result of the early disposal of our 737-200 capital leases.

Interest expense

Our interest expense is primarily driven by our financing arrangements on our owned aircraft. Our third quarter interest expense unit costs increased by 20.0 per cent compared to the same period in 2005, as a result of our financing an additional 15 Next-Generation aircraft since the end of the third quarter in 2005. These aircraft were financed with low interest rate debt supported by Ex-Im Bank guarantees, which allowed us to secure 12-year fixed interest rate debt in Canadian dollars that brings our total company weighted average interest rate to approximately 5.4 per cent on all of our debt.

General and administration

We improved our general and administration unit expenses by 16.7 per cent, in the third quarter of 2006 compared to the same quarter last year. General and administration expenses comprise a large portion of our fixed costs associated with operating our airline and include activities such as legal, purchasing, accounting and real estate services. The decline in our general and administration CASM is partly due to a decline in legal fees since the settlement of our lawsuit with Air Canada.

Aircraft leasing

Unit costs associated with our leased aircraft decreased by 28.6 per cent in the three months ending September 30, 2006, compared to the third quarter in the prior year. Last year, we incurred lease payments on five 737-200s, 13 737-700s and five 737-800s. In the third quarter of this year, we only incurred lease payments on the same 737-700s and 737-800s as the leases on the 737-200s were surrendered or expired in the first quarter of this year.

Maintenance

We achieved a 16.7 per cent improvement in our third quarter maintenance unit costs and a 14.3 per cent decrease in our year-to-date maintenance unit costs, compared to the same respective periods in 2005. We have gained several operating and financial benefits from our investment in new aircraft within the Next-Generation family.

Income tax

Current tax expense of $2.3 million combined with the future tax provision of $31.9 million, resulted in a net income tax expense of $34.2 million and an effective tax rate of 27.95 per cent for the nine months ended September 30, 2006. Overall our total year-to-date tax expense is lower than otherwise expected due to the federal government, along with several provincial governments, substantively enacting corporate tax rate reductions in the second quarter 2006. The revaluation of our future tax liability resulted in an approximate $11.2 million recovery of future income tax expense in the second quarter of 2006. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal

of approximately $1 million of LCT already accrued in the year. Although these items were recorded in the second quarter, they continue to impact our year-to-date calculations.

Financial Position

We continue to see improvement in our financial strength, as indicated in our debt-to-equity and working capital ratios. This has arisen partly from favourable travel bookings conditions and a rationalized fare environment, as well as through the direct result of our cost-management actions taken to improve our operational effectiveness.

From January to September of this year, we continued to grow our fleet and accepted delivery of 10 737-600 aircraft and one 737-700 aircraft, all of which were acquired under our Ex-Im Bank supported fleet acquisition plan. The acquisition of these aircraft resulted in a $380.8 million addition to our debt bringing our total debt-to-equity ratio to 2.4 to 1, a decrease from 2.5 to 1 at year-end 2005. Included in this debt is an off-balance sheet debt related to aircraft operating leases of $433.2 million. We believe that this low debt-to-equity ratio, supplemented by our healthy cash reserves of $378.9 million provides us with sufficient flexibility to continue to grow our network and services, while providing enough of a cushion should we encounter economic uncertainties. At September 30, 2006, $8.6 million of stock based compensation expense was included in contributed surplus related to expired stock options, $97,000 of which related to option expiries in the third quarter of 2006.

By the end of the third quarter of this year, our working capital ratio strengthened to 0.93 to 1, as compared to 0.86 to 1 at the end of the same quarter one year ago and 0.85 to 1 at the end of 2005.

As at October 20, 2006, we had 129,578,305 shares outstanding: 122,988,555 common voting shares and 6,589,750 variable voting shares, as well as 15,402,249 stock options outstanding.

Operating cash flow

Our operations produced $28.6 million more cash during the third quarter of 2006 compared to the same quarter in 2005 and increased to $279.4 million during the first three quarters of this year compared to $209.0 million in the same period in 2005. Our higher cash flows from operating activities were primarily driven by higher revenues and our continued efforts on controlling expenditures in the current nine-month period versus the same period in 2005.

A key indicator of our future performance is advanced ticket sales. Typically, advanced ticket sales at the end of the third quarter decline due to slower bookings for travel in the winter season. However, this year our advanced ticket sales have grown to $166.2 million at the end of September 2006 from $132.5 million at the end of the third quarter last year and $127.5 million at year-end 2005, representing a 25.4 per cent and 30.4 per cent increase, respectively. At the end of the current third quarter, 31.3 per cent of our advanced bookings were associated with future travel to our transborder and international destinations. As the slower winter travel season approaches in the coming months, the increase in advanced bookings demonstrates our ability to manage our seasonal capacity and scheduled network to lessen the variability of seasonality inherent in our business.

Financing cash flow

Our financing activities provided cash totalling $117.0 million in the third quarter of 2006 compared to $85.3 million in the same period in 2005 and $264.9 million in the year-to-date period ended September 30, 2006, compared to $47.8 million in the same period last year. Our current year financing cash received was primarily from long-term debt funded to purchase 10 737-600s and one 737-700 aircraft during the first nine months of 2006, with five of the 737-600s received in the current third quarter. In the previous year, we financed one 737-600 and two 737-700 aircraft in the third quarter.

In the beginning of the third quarter of this year, we completed a debt financing facility (the "Facility") supported by loan guarantees from the Ex-Im Bank for US $191.1 million. The Facility will support the purchase of five Boeing Next-Generation 737-600s and one 737-700 series aircraft. By the end of the third quarter of 2006, the five 737-600s have been received, with the remaining 737-700 to be received in December of 2006.

We are continually examining the mix of leased and debt-financed aircraft to ensure we achieve the optimal balance to maintain a conservatively leveraged balance sheet and ample cash reserves. In addition to our Ex-Im Bank supported debt financed aircraft, we also finalized leasing terms with Singapore Aircraft Leasing Enterprise in the beginning of the current third quarter for four Boeing Next-Generation 737 aircraft to be delivered in late 2007 and early 2008.

Investing cash flow

In the third quarter of 2006, we invested $184.3 million in five 737-600 aircraft compared to $128.4 million for one 737-600 and two 737-700s in the same quarter last year. In the first nine-months of 2006, we invested $425.0 million versus $148.4 million in the same period last year. So far in 2006, we purchased 10 737-600s and one 737-700 aircraft, 85 per cent of which is funded through low-interest rate debt, while the remaining portion is financed with our own equity. In the comparative prior year period, we acquired eight aircraft under sale and leaseback agreements and financed three aircraft.

During the year we also spent $35.1 million in information technology related costs and aircraft associated parts, $7.9 million of which was spent in the current quarter. A portion of our information technology investment related to the further development of our new reservation system, which we expect to launch in 2007.

Our investment in new aircraft and a new reservation system is important to our growth plans. The development of a new reservation system allows us improved inventory and fare management, and creates opportunities for us to partner with other airlines, should we choose to do so, to better serve more guests. This system can accommodate the growth of our network, allowing us to serve more guests through agreements with partnering airlines without incurring the high infrastructure costs otherwise required.

The addition of new aircraft allows us to grow our infrastructure by adding capacity and new routes to meet the needs of Canadian travellers. At the end of the third quarter in 2006, we had commitments to take delivery of a total of 14 Next-Generation aircraft. In the remainder of

2006 we will receive one 737-700. In 2007 we will receive six 737-700s and one 737-800. In 2008, we will accept delivery of five 737-700s and one 737-800. To further support our future growth we are considering opportunities to add capacity when appropriate.

Moving Forward

Looking forward to the fourth quarter, we expect our capacity to grow by approximately 23 per cent over the same quarter in 2005. Our decision to early retire our 737-200 fleet resulted in aircraft being taken out of service in the fourth quarter of last year and thereby, reduced our capacity in that period. This capacity reduction in the previous year drives the magnitude of our increase in our current fourth quarter year-over-year growth.

In spite of the significant increase in our system-wide capacity in the present fourth quarter, we are extremely pleased that our RASM performance has kept pace thus far with our RASM results in the same period last year. These results are encouraging as we approach the completion of our 2006 fiscal year.

Our employees are devoted to our standards of creating a high-efficiency operation while striving to achieve sustainable low-costs in order to provide our guests with a high-value affordable product. For the second year in a row, we have been recognized by Waterstone Human Capital Ltd., for having Canada's most admired corporate culture. As we begin the last quarter of 2006, we are confident that our award winning, nationally recognized, culture will continue to attract guests.

October 25, 2006

WestJet Airlines Ltd.
Consolidated Balance Sheets
September 30, 2006, December 31, 2005, and September 30, 2005
(Unaudited)
(Stated in Thousands of Dollars)

	September 30 2006	December 31 2005	September 30 2005
Assets			
Current assets:			
Cash and cash equivalents (note 3)	$ 378,944	$ 259,640	$ 256,961
Accounts receivable	11,616	8,022	10,848
Income taxes recoverable	14,162	13,909	6,698
Prepaid expenses and deposits	34,931	31,746	33,034
Inventory	5,161	6,259	3,570
	444,814	319,576	311,111
Property and equipment (note 1)	2,149,757	1,803,497	1,675,187

Other assets	103,719	90,019	86,489
	$ 2,698,290	$ 2,213,092	$ 2,072,787
Liabilities and Shareholders' Equity			
Current liabilities:			
Accounts payable and accrued liabilities (note 5(c))	$ 129,601	$ 100,052	$ 93,775
Advance ticket sales	166,183	127,450	132,509
Non-refundable guest credits	34,465	32,814	27,754
Current portion of long-term debt (note 2)	146,334	114,115	104,308
Current portion of obligations under capital lease (note 5(b))	351	2,466	2,769
	476,934	376,897	361,115
Long-term debt (note 2)	1,297,265	1,044,719	938,865
Obligations under capital lease (note 5(b))	1,573	1,690	878
Other liabilities	14,331	16,982	16,092
Future income tax	134,519	102,651	94,768
	1,924,622	1,542,939	1,411,718
Shareholders' equity:			
Share capital (note 4(a))	429,711	429,613	426,172
Contributed surplus (note 4(e))	54,485	39,093	34,487
Retained earnings	289,472	201,447	200,410
	773,668	670,153	661,069
Commitments and contingencies (note 5)			
	$ 2,698,290	$ 2,213,092	$ 2,072,787

WestJet Airlines Ltd.
Consolidated Statements of Earnings and Retained Earnings
For the periods ended September 30, 2006 and 2005 (Unaudited)

(Stated in Thousands of Dollars, Except Per Share Amounts)

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Revenues:				
Guest revenues	$ 453,526	$ 368,349	$ 1,147,301	$ 879,650
Charter and other	45,142	35,963	158,680	143,391
Interest income	3,942	1,823	9,536	4,114
	502,610	406,135	1,315,517	1,027,155
Expenses:				
Aircraft fuel	119,154	96,117	319,199	255,144
Airport operations	64,426	54,155	191,295	162,573
Flight operations and navigational charges	62,253	49,661	167,522	136,010
Sales and marketing	40,985	34,492	113,029	87,083
Depreciation and amortization	29,495	27,109	81,327	78,985
Interest expense	18,446	13,866	50,899	40,679
General and administration	17,859	16,753	57,916	51,874
Inflight	17,834	13,469	48,610	39,180
Aircraft leasing	17,682	19,412	53,785	46,426
Maintenance	16,415	18,053	54,015	56,601
Guest services	8,269	7,256	23,252	19,863
	412,818	350,343	1,160,849	974,418
Earnings from operations	89,792	55,792	154,668	52,737
Non-operating income (expense):				
Gain (loss) on foreign exchange	201	(2,378)	(2,751)	(2,483)
Gain (loss) on disposal of property and equipment	(9)	392	792	475
Non recurring expenses (note 5(c))	-	-	(15,600)	-
	192	(1,986)	(17,559)	(2,008)
Employee profit share (note 6)	(9,960)	(5,276)	(14,929)	(5,276)
Earnings before				

income taxes	80,024	48,530	122,180	45,453
Income tax (expense) recovery (note 7):				
Current	(740)	1,206	(2,284)	4,958
Future	(26,474)	(19,476)	(31,871)	(27,447)
	(27,214)	(18,270)	(34,155)	(22,489)
Net earnings	$ 52,810	$ 30,260	$ 88,025	$ 22,964
Retained earnings, beginning of period	$ 236,662	$ 170,150	$ 201,447	$ 177,446
Net earnings	52,810	30,260	88,025	22,964
Retained earnings, end of period	$ 289,472	$ 200,410	$ 289,472	$ 200,410
Earnings per share (note 4(c)):				
Basic	$ 0.41	$ 0.24	$ 0.68	$ 0.18
Diluted	$ 0.41	$ 0.23	$ 0.68	$ 0.18

	Three Months Ended September 30 2006	2005
Operating highlights:		
Available seat miles	3,310,271,095	2,821,051,988
Revenue passenger miles	2,663,252,640	2,217,846,200
Load factor	80.5%	78.6%
Revenue per passenger mile (cents)	18.9	18.3
Revenue per available seat mile (cents)	15.2	14.4
Cost per passenger mile (cents)	15.5	15.8
Cost per available seat mile (cents)	12.5	12.4
Fuel consumption (litres)	163,679,642	144,380,341
Fuel cost/litre (cents)	72.8	66.6
Segment guests	2,956,996	2,522,782
Average stage length	850	811
Number of full time equivalent employees at quarter end	4,903	4,208

Fleet size at quarter end	62	57
Aircraft available for use	62	57

	Nine Months Ended September 30 2006	2005
Operating highlights:		
Available seat miles	9,209,620,042	7,985,225,263
Revenue passenger miles	7,289,503,110	5,950,820,464
Load factor	79.2%	74.5%
Revenue per passenger mile (cents)	18.0	17.3
Revenue per available seat mile (cents)	14.3	12.9
Cost per passenger mile (cents)	15.9	16.4
Cost per available seat mile (cents)	12.6	12.2
Fuel consumption (litres)	452,357,964	418,470,602
Fuel cost/litre (cents)	70.6	61.0
Segment guests	8,278,592	6,974,081
Average stage length	835	805
Number of full time equivalent employees at quarter end	4,903	4,208
Fleet size at quarter end	62	57
Aircraft available for use	62	57

WestJet Airlines Ltd.
Consolidated Statements of Cash Flows
For the periods ended September 30, 2006 and 2005 (Unaudited)
(Stated in Thousands of Dollars)

	Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005
Cash flows from (used in):				
Operating activities:				
Net earnings	$ 52,810	$ 30,260	$ 88,025	$ 22,964
Items not involving cash:				
Depreciation and amortization	29,495	27,109	81,327	78,985
Amortization of other liabilities	(217)	(217)	(651)	(387)
Amortization of hedge settlements	348	348	1,043	1,043
Loss (gain) on disposal of property				

and equipment	9	(392)	(792)	(475)
Stock-based compensation expense	5,397	4,875	15,497	12,960
Issued from treasury stock	-	5,780	-	15,993
Future income tax expense	26,474	19,476	31,871	27,447
Decrease (increase) in non-cash working capital	(26,501)	(28,062)	63,070	50,475
	87,815	59,177	279,390	209,005
Financing activities:				
Repayment of long-term debt	(36,758)	(23,950)	(96,005)	(71,779)
Increase in long-term debt	164,573	112,016	380,770	112,016
Decrease in obligations under capital lease	(85)	(2,429)	(395)	(5,317)
Increase (decrease) in other liabilities	-	(50)	-	8,480
Share issuance costs	-	(150)	(10)	(183)
Increase in other assets	(10,718)	(5,740)	(18,425)	(13,941)
Issuance of common shares	-	5,886	-	19,382
Increase in non-cash working capital	-	(264)	(1,071)	(837)
	117,012	85,319	264,864	47,821
Investing activities:				
Aircraft additions	(176,502)	(123,016)	(395,117)	(514,134)
Aircraft disposals	6	4,523	3,766	401,201
Other property and equipment additions	(7,926)	(10,355)	(35,145)	(35,968)
Other property and equipment disposals	74	433	1,546	504
	(184,348)	(128,415)	(424,950)	(148,397)
Net change in cash	20,479	16,081	119,304	108,429
Cash, beginning of period	358,465	240,880	259,640	148,532

Cash, end of period	$378,944	$256,961	$378,944	$256,961

Cash is defined as cash and cash equivalents.

Cash interest paid during the three and nine months ended in September 30, 2006 were $ 17,240,000 (2005 - $13,355,000), and $ 47,731,000 (2005 - $40,416,000), respectively.

Net cash taxes paid during the three and nine months ended in September 30, 2006 were $489,000 (2005 - $2,137,000), and $2,537,000 (2005 - $5,005,000), respectively.

WestJet Airlines Ltd.
Notes to Consolidated Financial Statements,
For the periods ended September 30, 2006 and 2005 (Unaudited)
(Tabular Dollar Amounts are Stated in Thousands, Except Per Share Data)

The interim consolidated financial statements of WestJet Airlines Ltd. ("WestJet" or "the Corporation") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2005. The disclosures provided below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Corporation's annual report for the year ended December 31, 2005.

The Corporation's business is seasonal in nature with varying levels of activity throughout the year. The Corporation experiences increased domestic travel in the summer months and more demand for transborder and charter sun destinations over the winter period.

1. Property and equipment

September 30, 2006	Cost	Accumulated Depreciation	Net book value
Aircraft	$ 2,040,824	$ 163,069	$ 1,877,755
Ground property and equipment	152,621	61,335	91,286
Spare engines and parts	85,596	11,943	73,653
Buildings	39,501	4,564	34,937
Leasehold improvements	6,769	4,430	2,339
Assets under capital lease	2,481	569	1,912
	2,327,792	245,910	2,081,882
Deposits on aircraft	39,971	-	39,971
Assets under development	27,904	-	27,904

	Cost	Accumulated Depreciation	Net book value
	$ 2,395,667	$ 245,910	$ 2,149,757

December 31, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	$ 1,619,850	$ 102,914	$ 1,516,936
Ground property and equipment	135,217	52,664	82,553
Spare engines and parts - Next-Generation	67,960	8,029	59,931
Buildings	39,636	3,825	35,811
Leasehold improvements	6,302	3,992	2,310
Other assets under capital lease	2,289	198	2,091
Spare engines and parts - 200 series	12,547	11,128	1,419
Aircraft - 200 series	3,892	2,861	1,031
Aircraft under capital lease	19,475	19,475	-
	1,907,168	205,086	1,702,082
Deposits on aircraft	73,493	-	73,493
Assets under development	27,922	-	27,922
	$ 2,008,583	$ 205,086	$ 1,803,497

September 30, 2005	Cost	Accumulated Depreciation	Net book value
Aircraft - Next-Generation	$ 1,448,795	$ 85,061	$ 1,363,734
Ground property and equipment	133,372	48,144	85,228
Spare engines and parts - Next-Generation	65,797	7,226	58,571
Buildings	39,636	3,579	36,057
Leasehold improvements	6,451	3,825	2,626
Spare engines and parts - 200 series	15,375	12,577	2,798
Aircraft - 200 series	62,776	58,664	4,112
Aircraft under capital lease	31,755	30,848	907
	1,803,957	249,924	1,554,033
Deposits on aircraft	96,829	-	96,829
Assets under development	24,325	-	24,325

	$ 1,925,111	$ 249,924	$ 1,675,187

During the three and nine months ended September 30, 2006 property and equipment was acquired at an aggregate cost of $NIL (2005 - $79,000) and $172,000 (2005 - $1,117,000), respectively, by means of capital leases.

2. Long-term debt:

	September 30 2006	December 31 2005	September 30 2005
$1,671,656,000 in 44 individual term loans, amortized on a straight-line basis over a 12-year term, repayable in quarterly principal installments ranging from $ 674,000 to $ 955,000, including fixed interest at a weighted average rate of 5.32%, maturing between 2014 and 2018. These facilities are guaranteed by the Ex-Im Bank and secured by 31 700-series aircraft and 13 600-series aircraft.	$ 1,390,455	$ 1,114,506	$ 998,226
$35,000,000 in three individual term loans, repayable in monthly installments ranging from $ 104,000 to $ 166,000 including floating interest at the bank's prime rate plus 0.88% with an effective interest rate of 6.88% as at September 30, 2006, maturing in 2008 and 2011, secured by three Next-Generation flight simulators.	26,911	19,615	20,125
$16,968,000 in 24 individual term loans, amortized on a straight line basis over a five year term, repayable in quarterly principal installments ranging from $29,000 to $47,000, including floating interest at the Canadian LIBOR rate plus 0.08% with a weighted average			

effective interest rate of 4.39% as at September 30, 2006 maturing between 2009 and 2011, guaranteed by the Ex-Im Bank and secured by certain 700-series and 600-series aircraft.	12,547	10,462	7,880
$12,000,000 term loan repayable in monthly installments of $108,000 including interest at 9.03% maturing April 2011, secured by the Calgary hangar facility.	10,512	10,767	10,830
$4,550,000 term loan repayable in monthly installments of $50,000 including floating interest at the bank's prime plus 0.50%, with an effective interest rate of 6.50% as at September 30, 2006, maturing April 2013, secured by the Calgary hangar facility.	3,174	3,484	3,585
$22,073,000 in six individual term loans, repayable in monthly installments ranging from $25,000 to $87,000 including fixed rate weighted average interest at 8.43% having matured in October 2005.	-	-	2,527
	1,443,599	1,158,834	1,043,173
Less current portion	146,334	114,115	104,308
	$ 1,297,265	$ 1,044,719	$ 938,865

Future scheduled repayments of long-term debt are as follows:

2006	$ 36,554
2007	146,397
2008	159,599
2009	143,767
2010	142,967
2011 and thereafter	814,315
	$ 1,443,599

During the quarter ended September 30, 2006, the Corporation converted US $191.2 million of preliminary commitments with the Export-Import Bank of the United States ("Ex-Im Bank") into a final commitment to support the acquisition of five Boeing Next-Generation 737-600 aircraft and one Boeing Next-Generation 737-700 aircraft and their related live satellite television systems, to be delivered between July and December 2006. The Corporation also has a total preliminary commitment from Ex-Im Bank for US $247.8 million for seven aircraft to be delivered between 2007 and 2008.

The Corporation will be charged a commitment fee of 0.125% per annum on the unutilized and uncancelled balance of the Ex-Im Bank facility, payable at specified dates and upon delivery of an aircraft, and is charged a 3% exposure fee on the financed portion of the aircraft price, payable upon delivery of an aircraft.

During the quarter ended September 30, 2006, the Corporation completed financing arrangements for US $191.2 million supported by loan guarantees from the Ex-Im Bank on six aircraft as outlined above. This facility will be drawn in Canadian dollars, in separate instalments, with 12-year terms for each new aircraft. Each loan will be amortized on a straight-line basis over the 12-year term in quarterly principal instalments, and interest calculated on the outstanding balance. As at September 30, 2006, the Corporation has taken delivery of five aircraft under this facility and has drawn a total of CAD $164.6 million (US $146.5 million).

3. Financial instruments:

At September 30, 2006, the Corporation had U.S. dollar cash and cash equivalents totalling US $34,838,000 (December 31, 2005 - US $35,453,000, September 30, 2005 - US $34,022,000).

As at September 30, 2006 cash and cash equivalents include US $5,033,000 of restricted cash (December 31, 2005 - US $6,317,000, September 30, 2005 - US $2,666,000).

The Corporation has entered into a contract to purchase US $2.5 million per month at a forward rate of 1.11 for the payment period from October 2006 to March 2007 to hedge a portion of the Corporation's committed US dollar lease payments during the same period. The estimated fair market value of the contract as at September 30, 2006 is a loss of CAD $5,000.

4. Share capital:

a) Issued and outstanding:

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006	
	Number	Amount	Number	Amount
Common and variable voting shares:				

Balance, beginning of period	129,578,305	$ 429,711	129,575,099	$ 429,613
Exercise of options	-	-	3,206	-
Stock-based compensation expense	-	-	-	105
Issued from treasury	-	-	-	-
Share issuance costs	-	-	-	(10)
Tax benefit of issue costs	-	-	-	3
Balance, end of period	129,578,305	$ 429,711	129,578,305	$ 429,711

	Year Ended December 31, 2005	
	Number	Amount
Common and variable voting shares:		
Balance, beginning of period	125,497,407	$ 390,469
Exercise of options	1,333,791	3,389
Stock-based compensation expense	-	488
Issued from treasury	2,743,901	35,410
Share issuance costs	-	(215)
Tax benefit of issue costs	-	72
Balance, end of period	129,575,099	$ 429,613

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005	
	Number	Amount	Number	Amount
Common shares:				
Balance, beginning of period	128,255,922	$ 414,542	125,497,407	$ 390,469
Exercise of options	16,552	105	1,332,682	3,389
Stock-based compensation expense	-	64	-	450
Issued from treasury	968,323	11,561	2,410,708	31,986
Share issuance costs	-	(150)	-	(183)
Tax benefit of issue costs	-	50	-	61
Balance, end of period	129,240,797	$ 426,172	129,240,797	$ 426,172

As at September 30, 2006, the number of common voting shares and variable voting shares amounted to 122,844,030 (September 30, 2005 - 117,157,756; December 31, 2005 - 119,378,637) and 6,734,275 (September 30, 2005 - 12,083,041; December 31, 2005 - 10,196,462) respectively.

The Corporation has an Employee Share Purchase Plan ("ESPP") whereby the Corporation matches every dollar contributed by each employee. Under the terms of the ESPP the Corporation has the option to acquire common shares on behalf of employees through open market purchases or to issue new shares from treasury at the current market price. During the period ended September 30, 2006, the Corporation elected to purchase these shares through the open market and will continue to review this option in the future. For the three and nine months ended September 30, 2006 $NIL of common shares were issued from treasury (three months ended September 30, 2005 - $5,780,606, nine months ended September 30, 2005 - $15,993,063) representing the Corporation's matching contribution from treasury for employee contributions, for which no cash was exchanged. Current market price for common shares issued from treasury is determined based on the weighted average trading price of the common shares on the Toronto Stock Exchange for the five trading days preceding the issuance.

b) Stock option plan:

Changes in the number of options, with their weighted average exercise prices, are summarized below:

	Three Months Ended September 30, 2006		Nine Months Ended September 30, 2006	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	15,627,058	$ 13.16	11,428,718	$ 13.94
Issued	26,266	9.90	5,906,245	11.81
Exercised	-	-	(27,736)	11.21
Cancelled	(228,077)	12.89	(309,833)	13.29
Purchased	-	-	-	-
Expired	(22,998)	12.16	(1,595,145)	13.78
Stock options outstanding, end of period	15,402,249	$ 13.16	15,402,249	$ 13.16
Exercisable, end of period	5,252,553	$ 13.44	5,252,553	$ 13.44

Year Ended
December 31, 2005

	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	10,682,082	$ 12.37
Issued	4,474,184	14.46
Exercised	(3,506,625)	9.82
Cancelled	(147,309)	14.53
Purchased	(66,724)	11.99
Expired	(6,890)	13.79
Stock options outstanding, end of period	11,428,718	$ 13.94
Exercisable, end of period	3,920,623	$ 12.24

	Three Months Ended September 30, 2005		Nine Months Ended September 30, 2005	
	Number of Options	Weighted average exercise price	Number of Options	Weighted average exercise price
Stock options outstanding, beginning of period	11,588,470	$ 13.92	10,682,082	$ 12.37
Issued	38,344	11.97	4,470,078	14.46
Exercised	(30,986)	9.44	(3,498,890)	9.82
Cancelled	(63,091)	14.52	(120,533)	14.67
Stock options outstanding, end of period	11,532,737	$ 13.93	11,532,737	$ 13.93
Exercisable, end of period	3,933,056	$ 12.23	3,933,056	$ 12.23

Under the terms of the Corporation's stock option plan, a cashless settlement alternative is available whereby option holders can either (a) elect to receive shares by delivering cash to the Corporation in the amount of the options or (b) elect to receive a number of shares equivalent to the market value of the options over the exercise price. For the three and nine months ended September 30, 2006, option holders exercised nil and 27,736 options, respectively (three months ended September 30, 2005 -16,763, nine months ended September 30, 2005 -- 3,144,188) on a cashless settlement basis and received nil and 3,206 shares respectively (three months ended September 30, 2005 - 2,329 shares, nine months ended September 30, 2005 - 977,980 shares).

c) Per share amounts:

The following table summarizes the shares used in calculating net earnings per share:

	Three Months Ended September 30		Nine Months Ended September 30	
	2006	2005	2006	2005
Weighted average number of shares outstanding - basic	129,578,305	128,621,232	129,577,962	127,539,066
Effect of dilutive employee stock options	-	192,029	184	474,121
Weighted average number of shares outstanding - diluted	129,578,305	128,813,261	129,578,146	128,013,187

For the three and nine month periods ended September 30, 2006, 15,402,249 and 12,774,317 (three months ended September 30, 2005 - 8,827,355, nine months ended September 30, 2005 - 8,681,409) options, respectively, were not included in the calculation of dilutive potential shares as the result would be anti-dilutive.

d) Stock-based compensation:

As new options are granted, the fair value of these options will be expensed over the vesting period, with an offsetting entry to contributed surplus. The fair value of each option grant is estimated on the date of grant using the Black-Scholes option-pricing model. Upon the exercise of stock options, consideration received together with amounts previously recorded in contributed surplus is recorded as an increase in share capital.

Stock-based compensation expense included in flight operations and general and administration expenses totalled $5,397,000 and $15,497,000 for the three and nine months ended September 30, 2006, respectively, (three months ended September 30, 2005 - $4,875,000, nine months ended September 30, 2005 - $12,960,000).

The fair market value of options granted during the three and nine months ended September 30, 2006 and 2005 and the assumptions used in their determination are as follows:

Three Months Ended September 30		Nine Months Ended September 30	
2006	2005	2006	2005

Weighted average fair market value per option	$ 3.46	$ 4.21	$ 4.29	$ 5.26
Average risk free interest rate	3.98%	3.37%	4.24%	3.41%
Average volatility	42%	42%	42%	43%
Expected life (years)	3.6	3.7	3.6	3.7
Dividends per share	$ -	$ -	$ -	$ -

e) Contributed surplus:

Changes to contributed surplus were as follows:

	Three Months Ended September 30 2006	2005	Nine Months Ended September 30 2006	2005	Year Ended December 31 2005
Balance, beginning of period	$ 49,088	$ 29,676	$ 39,093	$ 21,977	$ 21,977
Stock - based compensation expense	5,397	4,875	15,497	12,960	17,604
Stock options exercised	-	(64)	(105)	(450)	(488)
Balance, end of period	$ 54,485	$ 34,487	$ 54,485	$ 34,487	$ 39,093

5. Commitments and contingencies:

a) Aircraft:

The Corporation has committed to purchase seven 737-700s, and one 737-800 Next-Generation aircraft for delivery between 2006 and 2008.

The remaining estimated amounts to be paid in deposits and purchase prices in US dollars relating to the purchases of the remaining aircraft, live satellite television systems and winglets are as follows:

2006	$ 35,407
2007	162,260
2008	106,484
	$ 304,151

b) Leasehold Commitments:

The Corporation has entered into operating leases and agreements for aircraft, buildings, computer hardware and software licenses, satellite programming, and capital leases relating to aircraft and ground handling equipment. The obligations are as follows:

	Capital Leases	Operating Leases
2006	$ 111	$ 22,181
2007	444	96,649
2008	444	112,897
2009	444	112,305
2010	698	101,844
2011 and thereafter	37	470,568
Total lease payments	2,178	$ 916,444
Less imputed interest at 5.29%	(254)	
Net minimum lease payments	1,924	
Less current portion of obligations under capital lease	(351)	
Obligations under capital lease	$ 1,573	

The Corporation has committed to lease an additional five 737-700 aircraft and one 737-800 aircraft to be delivered between 2007 and 2008 for eight- and 10-year terms, respectively, in U.S. dollars. These amounts have been included at their Canadian dollar equivalent in the above table.

Included in operating leases are U.S. dollar operating leases primarily related to aircraft. The obligations of these operating leases in U.S dollars are as follows:

2006	$ 16,864
2007	76,853
2008	93,139
2009	96,422
2010	88,588
2011 and thereafter	405,873
	$ 777,739

c) Contingencies:

On April 4, 2004, Air Canada commenced a lawsuit against WestJet. Air Canada claimed damages in the amount of $220 million in an amendment to its statement of claim. On May 29, 2006, as a full settlement, the Corporation has agreed to pay Air Canada's investigation and litigation costs incurred of $5.5 million and has accepted Air Canada's request that WestJet make a donation in the amount of $10 million in the name of Air Canada and the Corporation to children's charities across the country. Air Canada has accepted the Corporation's apology and withdrawn its claims in light of this settlement. All legal proceedings between the parties have been terminated. These amounts and other settlement costs have been included in non-recurring expenses. As at September 30, 2006, $5.6 million has been paid related to this settlement with the $10 million balance outstanding included in accounts payable and accrued liabilities.

A Statement of Claim was also filed by Jetsgo Corporation in the Ontario Superior Court on October 15, 2004 against the Corporation, an officer, and a former officer (the "Defendants"). The principal allegations are that the Defendants conspired together to unlawfully obtain Jetsgo's proprietary information and to use this proprietary information to harm Jetsgo and benefit the Corporation. The Plaintiff is seeking damages in an amount to be determined plus $50 million, but the Plaintiff has provided no details or evidence to substantiate its claim. On May 13, 2005 Jetsgo Corporation declared bankruptcy. As a result, this action has been stayed and no further steps can be taken in the litigation unless a court order is obtained.

The Corporation is party to other legal proceedings and claims that arise during the ordinary course of business. It is the opinion of management that the ultimate outcome of these matters will not have a material effect upon the Corporation's financial position, results of operations or cash flows.

6. Employee profit share provision:

The provision for employee profit share is estimated based on actual year-to-date earnings results. The actual employee profit share amount is to be determined by the Board of Directors based on audited financial results at the completion of the financial year.

7. Income taxes:

During the second quarter of 2006, the federal government and various provinces in which the Corporation operates enacted legislation reducing the federal and provincial statutory income tax rates. The impact of this legislation is a reduction of the Corporation's liability and provision for future income taxes of $11.2 million in the three-months ended June 30, 2006. The federal government also eliminated the large corporations tax (LCT) effective January 1, 2006, which created a reversal of approximately $1 million in the second quarter of 2006 of LCT already accrued as current tax expense in the year.

8. Comparative figures:

Certain prior period balances have been reclassified to conform to current period's presentation.

WestJet will hold a live analysts' conference call today at 9 a.m. MDT (11 a.m. EDT). Clive Beddoe, Chairman and CEO, and Derek Payne, Vice-President, Finance and Corporate Services

and Co-CFO will discuss WestJet's third quarter results and answer questions from financial analysts. Following the analysts' question period, members of the media are invited to participate in a question and answer session as time permits. The conference call is available through the toll-free telephone number 1-877-869-7694. Participants are encouraged to join the call 10 minutes prior to the scheduled start, at 8:50 a.m. MDT (10:50 EDT). The call can also be heard live through an Internet webcast in the Investor Relations section of westjet.com.

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For additional information, please contact:

Deborah Knight, Manager Public Relations and Communications
Telephone: (403) 589-5852
E-mail: debknight@westjet.com

Gillian Bentley, Media Relations
Telephone: (403) 444-2615
E-mail: gbentley@westjet.com

Website: **www.westjet.com**

82-34992




SEC MAIL
PROCESSING
RECEIVED
NOV - 1 2006
WASH, D.C.
160
SECTION

FOR IMMEDIATE RELEASE

WestJet Finalizes Term Sheet for an Additional Five Aircraft

CALGARY, Alberta. October 30, 2006. WestJet today announced that it has finalized a term sheet with Singapore Aircraft Leasing Enterprise (SALE) for five Boeing Next-Generation 737 aircraft to be delivered in 2009. Details of the agreement include four 700-series aircraft scheduled for delivery in January, May, June and October 2009 respectively and one 800-series aircraft to be delivered in May 2009.

The agreement also provides WestJet with the ability to secure an additional three 700-series and one 800-series aircraft in 2009. The 700-series may be converted to 800-series at WestJet's option. Finalization of the transaction is subject to a number of conditions.

"One of our continued strategic drivers is ASM growth through fleet expansion," said Sean Durfy, President. "Having recently announced our most profitable quarter in history with increases in capacity, load factor and yield, we are confident the demand for WestJet's service in the domestic, transborder and international Caribbean markets will support the addition of these aircraft."

WestJet currently has a registered fleet of 62 aircraft, with committed deliveries scheduled for the remainder of 2006 through to 2009. By the end of 2009, WestJet will have a registered fleet of 81 aircraft.

Marking its tenth anniversary this year, WestJet is Canada's leading low-fare airline offering scheduled service throughout its 35-city North American and Caribbean network. Named Canada's most admired corporate culture in 2006, WestJet pioneered low-cost high-value flying in Canada. With increased legroom and leather seats on its modern fleet of Boeing Next-Generation 737 aircraft, and live seatback television provided by Bell ExpressVu on the majority of its fleet, WestJet strives to be the number one choice for travellers.

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Contact: **Gillian Bentley, WestJet Media Relations**
Telephone: (403) 444-2615
Website: www.westjet.com